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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46058

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2003__ AND ENDING __December 31, 2003__

        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lamaute Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5300 Holmes Run Parkway, Suite 603

(No. and Street)

Alexandria,	Virginia	22304
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel Lamaute   703-370-1570

(Area Code – Telephone. Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA   A Professional Corporation

(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260	Los Angeles, California	90064
(Address)	(City) (State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

FEB 20 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __Daniel Lamaute_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
____Lamaute Capital, Inc._____ , as
of __December 31_____ , 20 _03___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

None

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

Subscribed before me in Alex. Va. on
Feb. 3, 2004.
My Commission Expires August 31. 2007

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition

- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL REPORT

DATE - DECEMBER 31, 2003

LAMAUTE CAPITAL, INC.
5300 HOLMES RUN PARKWAY, SUITE 603
ALEXANDRIA, VA 22304

CONTENTS

PART I

Report of Independent Accountant   1
Statement of Financial Condition   2
Statement of Income   3
Statement of Changes in Shareholders' Equity   4
Statement of Cash Flows   5
Notes to Financial Statements   6

SCHEDULES

Computation of Net Capital Pursuant to
Rule 15c3-1   7

Revenue and Expenses   8 - 9

PART II

Statement of Internal Control   10 - 11

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Lamaute Capital, Inc.
Alexandria, VA 22304

I have audited the accompanying statement of financial condition of Lamaute Capital, Inc., as of December 31, 2003 and the related statements of (loss), cash flows, and the changes in stockholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by Rule 15c3-1. These financial statements are the responsibility of Lamaute Capital, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conduct my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Lamaute Capital, Inc. as of December 31, 2003 and results of operations, cash flows and changes in stockholders' equity for the year then ended in conformity with the accounting principles generally accepted in the United States of America..

George Brenner, C.P.A.

Los Angeles, California
January 24, 2004

1

LAMAUTE CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash - checking	$ 15,981
Cash - money market	84,697
Commissions receivable	6,792
Investments - NASD Q Shares	3,300
TOTAL ASSETS	**$110,770**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts Payable	$ 8,441
TOTAL LIABILITIES	$ 8,441

STOCKHOLDERS' EQUITY

Common Stock, authorized 1,500 shares,	
no par value, issued and outstanding 102 shares	54,000
Paid in Capital	21,993
Retained Earnings	26,336
TOTAL STOCKHOLDERS' EQUITY	102,329
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$110,770

See accompanying notes to financial statements

2

LAMAUTE CAPITAL, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES – Page 10	$ 195,342
EXPENSES – Page 10	178,048
NET PROFIT Before Tax Provision	17,294
TAX PROVISION	--
NET INCOME	$ 17,294

See accompanying notes to financial statements

LAMAUTE CAPITAL, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock	Paid In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2001	$54,000	$21,993	9,042	$ 85,035
Capital Contributed		--		--
Net Income (Loss)			17,294	17,294
Balance, December 31, 2002	$54,000	$21,993	$26,336	$102,329

LAMAUTE CAPITAL, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

OPERATING ACTIVITIES

Net Income			$ 17,294

Adjustments to reconcile net income to
  net cash required by operating activities:

Commissions receivable		20,422
Accounts Payable		3,173

CASH PROVIDED BY OPERATING ACTIVITIES	40,889

ACQUISITION ACTIVITIES	0
FINANCING ACTIVITIES	0
INCREASE IN CASH	40,889

Cash: Beginning of the year			59,789
Cash: End of the year	Checking	$15,981	
	Money Market	84,697	
			$100,678

SUPPLEMENTAL INFORMATION

Interest paid	$ 0
Income taxes paid - State	$ 150

See accompanying notes to financial statements

5

LAMAUTE CAPITAL INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 - ORGANIZATION
Lamaute Capital, Inc. (the Company), was incorporated in Delaware on May 3, 1993, to provide security brokerage and related services as set forth by the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD). The Company operates pursuant to the rules of the SEC and does not carry customers' accounts, hold customers' funds or securities, or owe money or securities to customers. As a result the Company is exempt from certain provisions and requirements of the SEC. The Company was approved by the SEC June 15, 1993 and granted registration with the NASD October 12, 1993. The Company's principal and only office is located in Alexandria, VA.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICY
The Company maintains its books on the accrual basis of accounting.

NOTE 3 - NET CAPITAL REQUIREMENT
Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such provisions. See Page 8.

NOTE 4 - CONCENTRATION OF CREDIT RISK
The customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Due to the possibility that the customers may charge any losses it incurs to the Company, the Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealers.

NOTE 5 - USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 6 - INCOME TAXES
The Company is a small business corporation (S-Corp). As an S Corp all items of income and loss pass directly to the stockholders. There is no tax at the corporate level.

NOTE 7 – CLEARING DEPOSIT
Because of the Company's type of business, it is no longer required to carry a clearing deposit.

LAMAUTE CAPITAL, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of
financial condition $ 102,329
Less non allowable assets:
    NASD Q-Shares   (3,300)

           NET CAPITAL $ 99,029

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital required
6 2/3 of total liabilities $ 563
Minimum dollar net capital required $ 5,000
Net Capital required greater of above amounts $ 5,000

           EXCESS CAPITAL $ 94,029

Excess net capital of 1000% (net capital)
less 10% of aggregate indebtedness) $ 98,185

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities (from statement of financial condition)   8,441
Percentage of aggregate indebtedness to net capital   8.52%
Percentage of debt to debt-equity to total computed
    in accordance with Rule 15c3-1(d)   NA

RECONCILIATION
The following is a reconciliation, as of December 31, 2003 of the above net capital
computation with the Company's corresponding unaudited computation pursuant to Rule
17a-5(d)(4).
           NONE REQUIRED

See accompanying notes to financial statements
7

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Lamaute Capital, Inc.
Alexandria, VA

My audit was made for the purpose of forming an opinion on the basic financial
statements taken as a whole. The attached schedule of revenues and operating expenses
for the year ended December 31, 2003 is presented for purposes of additional information
and is not a required part of the basic financial statements. Such information has been
subjected to the auditing procedures applied in the audit of the basic financial statements
and, in my opinion, is fairly stated in all material respects in relation to the basic financial
statements as a whole.

George Brenner, CPA

Los Angeles, California
January 24, 2004

LAMAUTE CAPITAL, INC.
SCHEDULE OF OPERATING REVENUES AND EXPENSES
YEAR ENDED DECEMBER 31, 2003

REVENUES

Commissions - Regular	$151,205
Commissions - Trailers	15,354
Consulting	24,409
Other	4,374
TOTAL	**$195,342**

EXPENSES

Accounting	$ 2,499
Ads	19,337
Auto	945
Compensation	45,855
Education	736
Entertainment	1,885
Insurance	6,038
Internet Access	782
License	340
Mail	1,771
Marketing	63,287
Membership Fees	536
Office Supplies	2,585
Payroll Taxes	3,331
Regulatory Fees	14,332
Seminar Consultant	11,593
Telephone	1,558
All Other	638
	$178,048

See Accompanying Notes to Financial Statements

PART II

LAMAUTE CAPITAL, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2003

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNTANT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Lamaute Capital, Inc.
Alexandria, VA

In planning and performing my audit of the financial statements of Lamaute Capital, Inc. (the "Company") for the year ended December 31, 2003. I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2003 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner, CPA

Los Angeles, California
January 24, 2004